Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) is dated as of December 31st, 2025 (the “Effective Date”), by and between Jet.AI Inc., a Delaware corporation (the “Company”), and Michael Winston (“Executive”).

Recitals

A.	The Company and Executive have entered into an Offer Letter. dated August 8th 2023, as amended on January 9, 2023, under which Executive is employed by the Company (the “Existing Employment Agreement”);

B.	The Company and Executive have agreed to protect the interests of the Company and Company’s customers and Confidential Information (as defined below) that may have been or that may be disclosed to Executive as set forth herein; and

C.	The Company and Executive desire to amend and restate the Existing Employment Agreement in its entirety, effective as of the Effective Date, as set forth herein.

Agreement

NOW, THEREFORE, in consideration of the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to amend and restate the Existing Employment Agreement in its entirety as follows:

Section 1. Employment, Duties and Acceptance.

(a)	The Company shall employ Executive during the Term (as defined below) as Executive Chairman and Interim Chief Executive Officer. Executive shall be responsible for performing the duties and exercising the powers which the Board of Directors of the Company (the “Board”) may from time-to-time assign to him in his capacity as Executive Chairman and Interim Chief Executive Officer of the Company in connection with the conduct and management of the business of the Company and its subsidiaries and affiliates.

(b)	Executive hereby accepts such employment and agrees, during the Term, to render Executive’s services to the Company on a full-time basis and to devote such time and attention to the business and affairs of the Company and any subsidiary or affiliate of the Company; and that Executive may perform the services described on Exhibit A hereto during the Term so long as his performance of such services does not unduly interfere with his performance of his duties for the Company. Executive agrees that at all times during the Term, Executive will faithfully perform the duties assigned to him by the Board to the best of Executive’s ability. Executive further agrees to accept election and to serve during all or any part of the Term as an officer, director or representative of any subsidiary or affiliate of the Company, without any cash compensation therefor other than that specified in this Agreement. Executive shall report directly to the Board.

(c)	The duties to be performed by Executive hereunder shall be principally performed at the Company’s offices located in Las Vegas, Nevada, subject to reasonable travel requirements on behalf of the Company. Executive shall be entitled to an annual paid time off of 30 business days per year on the same terms that the Company provides to other similarly situated senior Company executives in accordance with the Company’s policies and practices; provided that Executive shall schedule the timing and duration of Executive’s vacations in a reasonable manner taking into account the needs of the business of the Company.

(d)	Executive acknowledges that from time to time the Company may promulgate workplace policies and rules. Executive agrees to fully comply with all such policies and rules, and understands that failure to do so may result in a disciplinary action up to and including immediate discharge for Cause.

Section 2. Term. The initial term of the Executive’s employment hereunder will commence on the Effective Date and end on December 31, 2028; provided however, that following such date, the Agreement shall be automatically renewed for successive additional one-year terms unless Executive or the Company gives written notice of termination on or before the 90th day prior to the automatic renewal date of its desire not to renew the initial term or any renewal term. Any such renewal shall be upon the terms and conditions set forth herein unless otherwise agreed between the Company and Executive. In the event that the Company gives written notice that it does not intend to renew the Term, Executive shall be entitled to the benefits set forth in Section 4(b)(iii). The initial term and any renewal term are hereinafter collectively referred to as the “Term.”

Section 3. Compensation. Executive shall be entitled to the following compensation:

a)	The Company agrees to pay to Executive a salary in cash (the “Salary”), as compensation for the services to be performed by Executive, at the Executive’s current rate, with an increased rate of $425,000 per calendar year commencing January 1, 2026 through the Term, in each case paid in accordance with the Company’s customary payroll procedures and subject to any applicable withholding. Executive’s Salary is established based on the scope of his responsibilities, taking into account market compensation paid by comparable companies for equivalent positions to attract and retain executive talent for the Company’s success. During the Term, the Board shall have the right to increase, but not decrease, the Salary. Executive salary shall be increased commencing January 1 of each year of the Term by an amount at least equal to the product of the prior year’s annual salary and the increase in the Consumer Price Index for Urban Consumers (“CPI-U”). Without limiting the generality of the foregoing, Executive will be eligible for additional annual salary merit increases during the Term based on the evaluation of Executive’s performance as determined by the Board in its sole discretion. Executive’s salary as in effect from time to time, including any adjustments relating to subsection 3(b) below, shall constitute the “Salary” for purposes of this Agreement.

b)	Notwithstanding subsection 3(a) above, in the event that, during the Term, the Company completes a financing (or series of financing) or strategic transaction(s) resulting in the Company’s market capitalization reaching at least $250 million (as reasonably determined by the Board in good faith), the Executive’s annual base salary shall automatically increase to $550,000, effective as of the first business day immediately preceding the closing of such financing or transaction. If the Company’s market capitalization following such financing or transaction equals or exceeds $100 million but is less than $250 million, the Executive’s annual base salary shall be adjusted on a straight-line prorated basis between the Executive’s then-current base salary and $550,000, effective as of the first business day immediately preceding such closing.

c)	The Company shall reimburse Executive for all reasonable expenses incurred by Executive in the course of performing Executive’s duties under this Agreement that are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s requirements with respect to reporting and documentation of such expenses.

d)	While this Agreement is in effect, Executive shall be eligible for a discretionary annual cash bonus of a target amount equal to 100% of Salary (“Target Bonus Amount”), subject to review and adjustment by the Board in its reasonable discretion, payable subject to any standard payroll withholding requirements. Whether or not Executive earns any bonus will be dependent upon (a) Executive’s continuous performance of services to the Company through the last date of the applicable performance period, unless otherwise provided for in this Agreement; and (b) the actual achievement by Executive and the Company of the applicable performance targets and goals set by the Board or its Compensation Committee in its Annual Short Term Incentive plan. The annual period over which performance is measured for purposes of this bonus is January 1 through December 31. The Board or its Compensation Committee will determine in its reasonable discretion the extent to which Executive and the Company have achieved the performance goals upon which the bonus is based and the amount of the bonus, which could be above or below the Target Amount (and may be zero). The bonus, if awarded, will be paid no later than March 30 of the calendar year immediately following the calendar year for which the bonus is being measured. Up to 40% of the Target Bonus Amount can be paid in immediately vested stock, at the sole discretion of the Board or its Compensation Committee.

e)	Executive shall be eligible to participate in any equity incentive plan, restricted share plan, share award plan, stock appreciation rights plan, stock option plan or similar plan adopted by the Company on the same terms and conditions applicable to other senior Company executives, with the amount of such awards to be determined by the Board in its sole discretion. Executive shall be eligible for long-term incentive awards as determined at the sole discretion of the Board. In the event of a Change of Control (as defined in the Change of Control Agreement in the company’s applicable Omnibus Incentive Plan) (a “Change of Control”) during the Term, any then-unvested outstanding restricted common stock and/or options previously granted under the Company equity incentive plans shall become fully vested.

f)	Executive shall be entitled to a special cash bonus of $1,500,000.00 paid at the effective date of a Change of Control pursuant to the publicly disclosed flyExclusive transaction.

g)	Executive shall be entitled to all rights and benefits under any retirement, retirement savings, profit-sharing, pension or welfare benefit plan (including but not limited to participation in the Company’s 401(k) plan with 100% Company matching contributions of 6% of Executive’s base salary up to the applicable IRS compensation limit). Executive and Executive’s immediate family shall be entitled to health, dental, and vision insurance, as well as hospitalization and other forms of insurance customarily provided by the Company. Executive shall further be entitled to life insurance and both long-term and short-term disability, life, disability, health, dental, hospitalization and other forms of insurance and all other so-called “fringe” benefits or perquisites (except for with respect to any plan that provides severance or other similar benefits, on the same terms that the Company provides to other similarly situated senior Company executives (subject to all restrictions on participation that may apply under federal and state tax laws).

Section 4. Termination.

a)	Events of Termination. Executive’s employment with the Company shall terminate (the date of such termination being the “Termination Date”) immediately upon any of the following:

i)	Executive’s death (“Termination Upon Death”);

ii)	the effective date of a written notice sent to Executive stating the Company’s determination, made in good faith, that due to a mental or physical condition, Executive has been unable and failed to substantially render the services to be provided by Executive to the Company for a period of at least 180 days out of any consecutive 360 days (“Termination For Disability”);

iii)	the effective date of a written notice sent to Executive stating the Company’s determination, made in good faith, that it is terminating Executive’s employment for Cause (as defined below) (“Termination For Cause”);

iv)	the effective date of a notice sent to Executive stating that the Company is terminating Executive’s employment without Cause (including any notice from the Company to Executive pursuant to Section 2 that the Company has decided not to renew the Term), which notice can be given by the Company at any time after the Effective Date at the Company’s sole discretion, for any reason or for no reason (“Termination Without Cause”);

v)	the effective date of a notice (other than a notice delivered pursuant to Section 4(a)(vi) of this Agreement) sent to the Company from Executive stating that Executive is electing to terminate Executive’s employment with the Company without Good Reason (“Resignation Without Good Reason”); or

vi)	the effective date of a written notice to Company stating Executive’s determination, made in good faith, that a Good Reason Event (as defined below) has occurred within 90 days preceding such notice and as a consequence Executive is electing to terminate Executive’s employment hereunder for a Good Reason Event (“Resignation For Good Reason”); provided, however, that Executive will give the Company 30 days to cure such Good Reason Event, and if the Company fails to cure such Good Reason Event within 30 days after Executive gives written notice of resignation hereunder, then Executive may immediately terminate Executive’s employment with the Company, and such termination will be a Resignation For Good Reason hereunder.

As used herein, the term “Cause” shall mean (i) commission of a willful act of dishonesty in the course of Executive’s duties hereunder, (ii) conviction by a court of final determination of, or plea of no contest to, a capital crime involving scienter and constituting a felony or conviction in a court of final determination in respect of, or plea of no contest to, any act involving fraud, dishonesty or moral turpitude, (iii) Executive’s performance under the influence of controlled substances (other than those taken pursuant to a medical doctor’s orders), (iv) frequent or extended, and unjustifiable, absenteeism, (v) Executive’s personal misconduct or refusal to perform duties and responsibilities or to carry out the lawful directives of the Board, which, if capable of being cured shall not have been cured, within 30 days after the Company shall have advised Executive in writing of its intention to terminate Executive’s employment, or (vi) Executive’s material non-compliance with the terms of this Agreement, which, if capable of being cured, shall not have been cured within 30 days after the Company shall have advised Executive in writing of its intention to terminate Executive’s employment for such reason.

As used herein, the term “Good Reason Event” shall mean (i) a material adverse change in the responsibilities or duties of Executive as set forth in this Agreement (including a change in reporting where Executive no longer reports directly to the Board, or a change in Executive’s capacity as Interim Chief Executive Officer) without Executive’s prior consent at a time when there are no circumstances pending that would permit the Board to terminate Executive for Cause, such that Executive is no longer acting as part of the senior management team of the Company, (ii) any reduction in the Salary or a material reduction in Executive’s benefits (other than a reduction in Salary that is the result of an administrative or clerical error, and which is cured within 15 business days after the Company receives notice of such failure), (iii) a material breach by the Company of this Agreement that is not cured within 30 days following the Company’s receipt of written notice of such breach from Executive, (iv) without Executive’s prior written consent, the relocation of Executive’s principal place of employment outside of a 30 mile radius from the location of the Company’s offices in Las Vegas, Nevada as of the Effective Date, (v) Executive is removed from or fails to win election to the Company’s board of directors, or (vi) a Change of Control. With regard to clause (i), Executive acknowledges that the Company has flexibility under Section 1(a) to assign Executive a broad range of responsibilities and duties that are consistent with him being a member of the senior management team and such assignments will not constitute a “Good Reason Event.”

b)	Effect of Termination.

i)	Death or Disability. In the event of Termination Upon Death or Termination For Disability pursuant to Sections 4(a)(i) or 4(a)(ii) of this Agreement:

(A)	Executive (or Executive’s legal representative) shall be entitled to receive in cash an amount equal to any earned but unpaid Salary owing by the Company to Executive as of the Termination Date (the “Accrued Salary”);

(B)	Executive (or Executive’s legal representative) shall be entitled to receive in cash, to the extent provided under any management bonus plan, an amount equal to the pro rata portion, determined as of the Termination Date, of any bonus to which Executive would have been entitled had Executive been employed by the Company at the time such bonus would have otherwise been paid (the “Accrued Bonus”); and

(C)	all unvested Restricted Shares, Options, and Warrants granted to Executive during the Term of this Agreement shall become fully vested and non-forfeitable as of the Termination Date.

ii)	Termination For Cause. In the event of a Termination For Cause pursuant to Section 4(a)(iii) of this Agreement, Executive shall be entitled to receive in cash an amount equal to any Accrued Salary.

iii)	Termination Without Cause and Resignation For Good Reason and Termination Upon Non-renewal. In the event of Termination Without Cause (including a failure of the Company to renew this Agreement) or Resignation For Good Reason pursuant to Sections 4(a)(iv) or 4(a)(vi) of this Agreement, subject to Section 4(c)(ii) of this Agreement:

(A)	Executive (or Executive’s legal representative) shall be entitled to receive in cash an amount equal to the Accrued Salary. Additionally, Executive (or Executive’s legal representative) shall be entitled to receive a lump sum in cash of an amount equal to Executive’s Salary (at the rate then in effect, and without taking into account any reductions that would have given rise to Good Reason termination by Executive), that would have been payable commencing on the Termination Date and ending on the third (3rd) anniversary of the Termination Date (the “Severance Period”).

(B)	Executive (or Executive’s legal representative) shall be entitled to receive in cash, as a one-time lump sum, the Target Bonus Amount pursuant to Section 3(d) for each year during the Severance Period (pro-rated for partial years), assuming full achievement, but no over-achievement, of performance targets under and the Company’s long-term and short-term incentive plans, respectively.

(C)	Executive (or Executive’s legal representative) shall be entitled to receive the same monthly insurance and other benefits under Section 3(f) from to the Termination Date and ending the last date of the Severance Period.

(D)	all unvested Restricted Shares, Options and Warrants granted to Executive during the Term of this Agreement shall become fully vested and non-forfeitable as of the Termination Date.

iv)	Resignation Without Good Reason. In the event of Resignation Without Good Reason pursuant to Section 4(a)(v) of this Agreement, Executive shall be entitled to receive in cash an amount equal to any Accrued Salary.

v)	Upon Termination For Any Reason. In the event of any termination, Executive shall be entitled to receive:

(A)	any unpaid reasonable, reimbursable business expenses incurred by Executive in the course of performing Executive’s duties under this Agreement that were incurred in a manner consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s requirements with respect to incurring, reporting and documenting such expenses; and

(B)	benefits under the Company’s benefit plans of general application as shall be determined under the provisions of those plans.

c)	Additional Provisions.

i)	Any amounts to be paid pursuant to this Section 4 shall be paid in accordance with the Company’s existing payroll or bonus payment practices, as applicable. As a condition to the Company’s obligations, if any, to make any payments provided under Section 4(b)(iii), Executive shall have executed, delivered and not revoked a general release in a form reasonably satisfactory to the Company. The amounts due under Section 4 shall not be reduced by any amounts paid to Employee under any policy or plan of insurance, including but not limited to unemployment, disability, or life.

ii)	Notwithstanding any provision of this Agreement, the obligations and commitments under Section 5 of this Agreement shall survive and continue in full force and effect in accordance with their terms notwithstanding any termination of Executive’s employment for any reason or termination of this Agreement for any reason.

iii)	Executive agrees that termination of Executive’s employment for any reason shall, with no further action by Executive required, constitute Executive’s resignation, as of the Termination Date and to the extent applicable, from all positions as an officer, director or representative of the Company.

Section 5. Noncompetition, Nonsolicitation And Confidentiality.

a)	Definitions.

“Company’s Business” means the business of providing private aviation services and software, and separately, routine commercial activity in the data center industry.

“Competitor” means any company, other entity or association or individual that directly or indirectly is engaged in the Company’s Business.

“Confidential Information” means any confidential information with respect to the Company’s Business and/or the businesses of its clients or customers, including, but not limited to: the trade secrets of the Company; products or services; standard proposals; standard submissions, surveys and analyses; policy forms; fees, costs and pricing structures; marketing information; advertising and pricing strategies; analyses; reports; computer software, including operating systems, applications and program listings; flow charts; manuals and documentation; data bases; all copyrightable works; the Company’s existing and prospective clients and customers, their addresses or other contact information and/or their confidential information; existing and prospective client and customer lists and other related data; expiration periods; policy numbers; coverage specifications; daily reports and related correspondence; premium renewal notices; and all similar and related information in whatever form. The term Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement, (ii) becomes generally available to the public other than as a result of a disclosure by Executive not otherwise permissible hereunder or (iii) Executive has learned or learns from other sources where, to Executive’s knowledge, such sources have not violated their confidentiality obligation to the Company or any other applicable obligation of confidentiality. For the avoidance of doubt, none of the provisions (a) (b)(c)(d)(e)(f)(g) shall apply with respect to the Executive and any entity formed through a spin-off, split-off, or similar transaction involving the Company.

a)	Noncompetition. Executive covenants and agrees that during the period commencing on the Effective Date and ending one year following the Termination Date (the “Restricted Period”), Executive will not, directly or indirectly, own, manage, operate, control, render service to, or participate in the ownership, management, operation or control of any Competitor anywhere in the United States of America; provided, however, that Executive shall be entitled to own shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or on the Nasdaq Stock Market which represent, in the aggregate, not more than 1% of such corporation’s fully-diluted shares.

b)	Nonsolicitation of Employees. Executive covenants and agrees that during the Restricted Period, Executive will not, directly or indirectly, employ or solicit, or receive or accept the performance of services by any then current officer, manager, employee or independent contractor of the Company or any subsidiary or affiliate of the Company, or in any way interfere with the relationship between the Company or any subsidiary or affiliate of the Company, on the one hand, and any such officer, manager, employee or independent contractor, on the other hand.

c)	Nonsolicitation of Customers and Vendors. Executive covenants and agrees that during the Restricted Period, Executive will not, directly or indirectly, knowingly induce, or attempt to induce, any customer, salesperson, distributor, supplier, vendor, manufacturer, representative, agent, jobber, licensee or other person known by Executive to be transacting business with the Company or any subsidiary or affiliate of the Company (collectively the “Customers” and “Vendors”) to reduce or cease doing business with the Company or any such subsidiary or affiliate of the Company, or in any way to interfere with the relationship between any such Customer or Vendor, on the one hand, and the Company or any subsidiary or affiliate of the Company, on the other hand.

d)	Representations and Covenants by Executive. Executive represents and warrants that: (i) Executive’s execution, delivery and performance of this Agreement do not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which Executive is bound; (ii) Executive is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other person or entity (other than the Company) and Executive is not subject to any other agreement that would prevent Executive from performing Executive’s duties for the Company or otherwise complying with this Agreement; (iii) Executive is not subject to or in breach of any nondisclosure agreement, including any agreement concerning trade secrets or confidential information owned by any other party; and (iv) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of Executive, enforceable in accordance with its terms.

e)	Nondisclosure of Confidential Information. Executive hereby acknowledges and represents that Executive has consulted with independent legal counsel regarding Executive’s rights and obligations under this Agreement and that Executive fully understands the terms and conditions contained herein and Executive agrees that Executive will not, directly or indirectly: (i) use, disclose, reverse engineer or otherwise exploit for Executive’s own benefit or for the benefit of anyone other than the Company the Confidential Information except as authorized by the Company; (ii) during Executive’s employment with the Company, use, disclose, or reverse engineer (x) any confidential information or trade secrets of any former employer or third party, or (y) any works of authorship developed in whole or in part by Executive during any former employment or for any other party, unless authorized in writing by the former employer or third party; or (iii) upon Executive’s resignation or termination (x) retain Confidential Information, including any copies existing in any form (including electronic form), that are in Executive’s possession or control, or (y) destroy, delete or alter the Confidential Information without the Company’s consent. Notwithstanding the foregoing, Executive may use the Confidential Information in the course of performing Executive’s duties on behalf of the Company or any subsidiary or affiliate of the Company as described hereunder, provided that such use is made in good faith. Executive will immediately surrender possession of all Confidential Information to Company upon any suspension or termination of Executive’s employment with Company for any reason.

f)	Inventions and Patents. Executive acknowledges that all (i) inventions, innovations, improvements, developments, methods, designs, analysis, drawings, reports, processes, novel concepts and all similar or related information (whether or not patentable) that relate to the Company’s or any of its subsidiaries’ or affiliates’ actual or anticipated businesses, (ii) research and development and (iii) existing or future products or services that are, to any extent, conceived, developed or made by Executive while employed by the Company or any subsidiary or affiliate of the Company (“Work Product”) belong to the Company or such subsidiary or affiliate. Executive shall promptly disclose such Work Product to the Board and, at the cost and expense of the Company, perform all actions reasonably necessary or requested by the Board (whether during or after the Term) to establish and confirm such ownership (including, without limitation, executing assignments, consents, powers of attorney and other instruments).

g)	Miscellaneous.

(i)	Executive acknowledges that (x) Executive’s position is a position of trust and responsibility with access to Confidential Information of the Company, (y) the Confidential Information, and the relationship between the Company and each of its employees, Customers and Vendors, are valuable assets of the Company and may not be converted to Executives own use and (z) the restrictions contained in this Section 5 are reasonable and necessary to protect the legitimate business interests of the Company and will not impair or infringe upon Executive’s right to work or earn a living after Executive’s employment with the Company ends.

(ii)	Each of the foregoing obligations shall be enforceable independent of any other obligation, and the existence of any claim or cause of action that Executive may have against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of these obligations.

(iii)	Executive acknowledges that monetary damages will not be an adequate remedy for the Company in the event of a breach of this Agreement and that it would be impossible for the Company to measure damages in the event of such a breach. Therefore, Executive agrees that, in addition to other rights that the Company may have at law or equity, the Company is entitled, without posting bond, to seek an injunction preventing Executive from any breach of this Agreement.

(iv)	In the event of a breach or violation by Executive during the Restricted Period of any restriction in Section 5(b), (b) or (d) of this Agreement, the Restricted Period shall be tolled until such breach or violation has been cured.

(v)	The parties intend to provide the Company with the maximum protection possible with respect to its Customers and Vendors. The parties, however, do not intend to include a provision that contravenes the public policy of any state. Therefore, if any provision of this Section 5 is unlawful, against public policy or otherwise declared void, such provision shall not be deemed part of this Agreement, which otherwise shall remain in full force and effect. If, at the time of enforcement of this Agreement, a court or other tribunal holds that the duration, scope or area restriction stated herein is unreasonable under the circumstances then existing, the parties agree that the court should enforce the restrictions to the extent it deems reasonable.

(vi)	Executive hereby agrees that prior to accepting employment with any other person or entity during the Term or during the Restricted Period following the Termination Date, Executive will provide such prospective employer with written notice of the existence of this Agreement and the provisions of this Section 5 of this Agreement, with a copy of such notice delivered simultaneously to the Company in accordance with Section 10 of this Agreement.

(vii)	Notwithstanding any provision of this Agreement, the obligations and commitments of this Section 5 shall survive and continue in full force and effect in accordance with their terms notwithstanding any termination of Executive’s employment for any reason or termination of this Agreement for any reason.

Section 6. Withholding Taxes. Prior to making any payments required to be made pursuant to this Agreement, the Company may require that the Company be reimbursed in cash for any taxes required by any government to be withheld or otherwise deducted and paid by the Company in respect of such payment by the Company. In lieu thereof, the Company shall have the right to withhold the amount of such taxes from any sums due or to become due from it to Executive.

Section 7. Expenses and Arbitration. In the event of any legal action to enforce Executive’s or the Company’s rights under this Agreement, each party will be responsible for that party’s reasonable attorneys’ fees, expenses and disbursements.

All actions or proceedings arising hereunder and/or in connection with this Amended and Restated Employment Agreement or the breach thereof shall be submitted to Judicial Arbitration and Mediation Services (“JAMS”) for binding arbitration under its Comprehensive Arbitration Rules and Procedures if the matter in dispute is over $250,000, or under JAMS’ Streamlined Arbitration Rules and Procedures if the matter in dispute is $250,000 or less (as applicable, the “Rules”) to be held solely in Las Vegas, Nevada and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

Section 8. Assignment. This Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Executive shall not assign or transfer any rights or obligations hereunder. The Company shall have the right to assign or transfer any rights or obligations hereunder only to (a) a successor entity in the event of a merger, consolidation, or transfer or sale of all or substantially all the assets of the Company or (b) a subsidiary or affiliate of the Company. Any purported assignment, other than as provided above, shall be null and void.

Section 9. Indemnification. The Company shall indemnify Executive for any act or omission done or not done in performance of Executive’s duties hereunder in accordance with the Company’s memorandum and articles of association (as amended and restated), and any other constituent document to the extent provided for any other officer or member of the Board. The Company’s obligations under this Section 9 shall survive any termination of this Agreement or Executive’s employment hereunder.

Section 10. Notices. All notices, requests, consents and other communications required or permitted to be given hereunder, shall be in writing and shall be delivered personally or sent by or sent by either FedEx or UPS, delivery signature required, or e-mail return receipt requested and received, as follows:

If to the Company: Jet.AI Inc., George Murnane, Chief Financial Officer

If to Executive: To Executive’s address as reflected on the payroll records of the Company or such other address as either party shall designate by notice in writing to the other in accordance herewith. Any such notice shall be deemed given when so delivered personally, by telex, facsimile transmission or telegram, or if sent by overnight courier, one day after delivery to such courier by the sender or if mailed, five days after deposit by the sender in the U.S. mails.

Section 11. Entire Agreement. This Agreement shall constitute the entire agreement between Executive and the Company concerning the subject matter hereof. This Agreement supersedes and preempts any prior employment agreement or other understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof. In the event of any conflict between this Agreement (or any portion thereof) and any other agreement now existing or hereafter entered into, the terms of this Agreement shall prevail. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing, signed by Executive and an authorized officer of the Company.

Section 12. Governing Law. This Agreement shall be subject to and governed by the laws of the State of Nevada without giving effect to the principles of conflicts of law under Nevada law that would require or permit the application of the laws of a jurisdiction other than Nevada and irrespective of the fact that the parties now or at any time may be residents of or engage in activities in a different jurisdiction. Employee agrees that in the event of any dispute or claim arising under this Agreement, jurisdiction and venue shall be vested and proper, and Employee hereby consents to the jurisdiction of any court sitting in Las Vegas, Nevada.

Section 13. Full Settlement. Executive acknowledges and agrees that, subject to the payment by the Company of the benefits provided in this Agreement to Executive, in no event will the Company nor any subsidiary or affiliate thereof be liable to Executive for damages under any claim of breach of contract as a result of the termination of Executive’s employment. In the event of any such termination, the Company shall be liable only to provide to Executive, or Executive’s heirs or beneficiaries, the benefits specified in this Agreement.

Section 14. Strict Compliance. Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement. The waiver, whether express or implied, by either party of a violation of any of the provisions of this Agreement shall not operate or be construed as a waiver of any subsequent violation of any such provision.

Section 15. Creditor Status. No benefit or promise hereunder shall be secured by any specific assets of the Company. Executive shall have only the rights of an unsecured general creditor of the Company in seeking satisfaction of such benefits or promises.

Section 16. Section 409A. This Agreement is intended to comply with the requirements of Section 409A of the Code (“Section 409A”), and shall be construed accordingly. Any payments or distributions to be made to Executive under this Agreement upon a separation from service of amounts classified as “nonqualified deferred compensation” for purposes of Section 409A, shall in no event be made or commence until six months after such separation from service if Executive is determined to be a specified Executive of a public company (all as determined under Section 409A). Each payment of nonqualified deferred compensation under this Agreement shall be treated as a separate payment for purposes of Section 409A. Any reimbursements made pursuant to this Agreement shall be paid as soon as practicable but no later than 90 days after Executive submits evidence of such expenses to the Company (which payment date shall in no event be later than the last day of the calendar incurred). The amount of such reimbursements paid and any in-kind benefits the year following the calendar year in which the expense was provided during any calendar year shall not affect the reimbursements paid or in-kind benefits provided in any other calendar year, and the right to any such payments and benefits shall not be subject to liquidation or exchange for another payment or benefit.

Section 17. Cooperation. Executive agrees to provide assistance to and cooperate with the Company upon its reasonable request with respect to matters within the scope of Executive’s duties and responsibilities during the Restricted Period. During such Period, the Company shall, to the maximum extent coordinate or cause any such request with Executive’s other commitments and responsibilities to minimize the degree to which such request interferes with such commitments and responsibilities. The Company agrees that it will reimburse Executive for reasonable documented travel expenses (i.e., travel, meals and lodging) that Executive may incur in providing assistance to the Company hereunder.

Section 18. Non-disparagement. Executive agrees to not make any statements, written or oral, while employed by the Company and thereafter, which would be reasonably likely to disparage or damage the Company, its affiliates or subsidiaries or the personal or professional reputation of any present or former employees, officers or members of the managing or directorial boards or committees of the Company or its affiliates or subsidiaries. The Company agrees that it will instruct each of its and its affiliates’ and subsidiaries’ members, directors, managers, officers and employees not to make any disparaging communication regarding Executive, and no such person or entity will be authorized on the Company’s or any affiliate’s or subsidiary’s behalf to make any such disparaging communications regarding Executive.

Section 19. Recoupment. Executive agrees to reimburse the Company for all or a portion, as determined below, of any bonus or incentive or equity-based compensation paid or awarded to Executive by the Company, if the Board determines that (a) the payment, award or vesting thereof was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement, (b) Executive engaged in fraud or misconduct that caused, in whole or in part, the need for the material financial restatement, and (c) a lower payment, award or vesting would have occurred based upon the restated financial results. In such event, Executive agrees to reimburse (in the manner determined by the Board, including cancellation of options or other stock awards) any bonus or incentive or equity-based compensation previously paid, awarded or vested in the amount by which such bonus or incentive or equity-based compensation actually paid, awarded or vested exceeds the lower payment, award or vesting that would have occurred based upon the restated financial result; provided that no reimbursement shall be required if the payment, award or vesting otherwise subject to reimbursement hereunder occurred more than three (3) years prior to the date the applicable reinstatement is disclosed. In addition, notwithstanding anything to the contrary, any bonus or incentive or equity-based compensation, or other compensation, payable to Executive pursuant to this Agreement or any other agreement, plan or arrangement of the Company shall be subject to repayment or recoupment (clawback) by the Company to the extent applicable under Section 304 of the Sarbanes-Oxley Act of 2002 (and not otherwise exempted) and in accordance with such policies and procedures as the Board or the Compensation Committee of the Board may adopt from time to time, including policies and procedures to implement applicable law (including, but not limited to, Section 954 of the Dodd-Frank Act), stock market or exchange rules and regulations or accounting or tax rules and regulations.

Section 20. Survival. Any provision of this Agreement that is expressly or by implication intended to survive the termination of this Agreement shall survive or remain in effect after the termination of this Agreement.

Section 21. Counterparts. This Agreement may be executed in two or more counterparts, anyone of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

Jet.AI Inc.

By:	/s/ Ehud Talmor
Ehud Talmor, Chairman of the Compensation Committee

EXECUTIVE

By:	/s/ Michael Winston
Michael Winston, Executive Chairman and Interim Chief Executive Officer

EXHIBIT A

PERMITTED ACTIVITIES

1. Executive may administer, operate and provide administrative services for and on behalf AI Infrastructure Acquisition Company Inc. (NYSE: AIIA) and AIIA Sponsor Ltd.

2. Executive may provide director services to AI Infrastructure Acquisition Company Inc. (NYSE: AIIA), AIIA Sponsor Ltd. and/or its successors, subsidiaries and affiliates.